Exhibit 99.1

FOR RELEASE April 30, 2010

Pure Nickel Appoints R. David Russell as Chair of the Board

TORONTO, CANADA, April 30, 2010 - Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to report that at its Annual Meeting of Shareholders, the slate of directors as proposed was elected. In addition, the Board is also pleased to announce that R. David Russell was appointed Chair of the Board. Mr. Russell has been a director of the company since 2006, and with over 31 years in the mining industry brings extensive experience to the position. Mr. Russell is currently CEO and President of Apollo Gold Corporation, a gold mining company with operations and exploration projects in Canada, USA and Mexico.

The company also announces that the Board of Directors has granted an aggregate of 2,230,000 stock options to certain management, directors, consultants and employees. The options have an exercise price of $0.20, a term of three years and are subject to the terms and conditions of the company’s Stock Option Plan. Of these options 1,480,000 vest immediately and the remaining vest equally on the first and second anniversary date of the grant.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward- looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Alison Tullis
Senior Account Manager
T. (416) 868-1079
Email: Alison@chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com